SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of Auguts 2008

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: Auguts 26, 2008

Eltek Reports Record Revenues of $11.4 Million in the Second Quarter of 2008

Despite of the continued devaluation of the US dollar, quarterly net loss reduced significantly from the $809,000 in the first quarter to $326,000 in the second quarter

Key Highlights for the Second Quarter:
■	Revenues increased to $11.4 million, up 32% (YoY).
■	Positive EBITDA of $ 479,000
■	Quarterly US revenues increased 86% (YoY) to $1.6 million.

PETACH-TIKVA, Israel, August 26, 2008 (BUSINESS WIRE) – Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced its financial results for the second quarter of 2008.

Second – Quarter 2008:

Eltek reported revenues for the three months ended June 30, 2008 of $11.4 million, an increase of 32% from the $8.6 million in revenues reported in the second quarter of 2007. The increase in revenues is attributable to the receipt of new orders from new and existing customers, and marks a complete recovery from the loss of the Company’s former major customer in the second quarter of 2007.

The average shekel-dollar exchange rate recorded during the second quarter, as compared with the exchange rate in the first quarter, decreased by approximately 6%. Despite the continued devaluation of the US dollar against the NIS in the second quarter, which had an adverse impact on the bottom line, Eltek managed to reduce its loss in the quarter to $326,000 or ($0.05) per fully diluted share from a loss of $809,000 in the first quarter of 2008. Net loss in the second quarter of 2007 was $171,000, or ($0.03) per fully diluted share. The loss in the second quarter of 2008 is mainly attributable to the devaluation of the U.S. dollar against the NIS. The Company’s revenues are primarily denominated in U.S. dollars, while its operating expenses, mainly salaries and manufacturing expenses are primarily denominated in NIS.

First Six – Months 2008:

Revenues for the six-month period ended June 30, 2008, were $21.8 million compared with revenues of $ 18.8 million for the comparable period in 2007.

Net loss for the six-month period ended June 30, 2008 was $1.1 million, or ($0.17) per fully diluted share, compared with net income of $395,000, or $0.06 per fully diluted share for the same period in 2007. The decrease in net income is mainly attributable to the weakness of the U.S. dollar compared to the NIS, as the majority of the Company’s revenues are U.S. dollar denominated, while a significant portion of the Company’s expenses is denominated in NIS. The Company also incurred additional sales and marketing expenses due to the expansion of its sales force in the US and Europe, which is expected to generate increased sales of high-end products in the near future.

EBITDA:

In the second quarter of 2008, Eltek had EBITDA of $ 479,000 compared to EBITDA of $ 575,000 in the second quarter of 2007. In the first six months of 2008, Eltek had EBITDA of $304,000 compared with EBITDA of $1.8 million in the same period in 2007.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek, commented: “I am encouraged by the significant increase in revenues to the highest we ever recorded. We managed to completely recover from the loss of a major customer in 2007, adding a substantial number of new projects and new clients to our customer list as we had foreseen in 2007. We managed to decrease the loss despite of the devaluation of the US dollar against the NIS and reach our efficiency goals due to joined efforts in all levels. I am confident in the company’s ability to continue improving its margins in the coming quarters”.

“This year, Eltek is focused on strengthening its global marketing presence and establishing its position in the growing American market. Our U.S. revenues in the second quarter set a record high of $ 1.6 million, 86% above the comparable period in 2007. Based on recent wins and marketing initiatives, we remain confident of our ability to grow our revenues due to our leading products and technologies, which will be reflected during the remainder of 2008 and into 2009,” Mr. Reichart concluded.

Amnon Shemer, CFO of Eltek, added: “As an Israeli–based export–focused company, the favorable revenue growth was offset by increased operating and manufacturing costs, due to the impact of the dollar – shekel exchange rates. However, we managed to improve the contracts with some of our Israeli customers in a manner that minimizes the effect of the strong exchange rate of the Israeli Shekel. We are working hard to improve our margins through reduced use of raw materials, new product price adjustments and increased sales.”

“Although our operating measures are in line with the industry for our high-end products, we have improved our manufacturing processes in order to achieve better operating performance and have succeeded in decreasing our operating expenses, mainly in our use of raw materials,” Mr. Shemer concluded.

About the Company

Eltek is Israel’s leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s web site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Year ended December 31,	Six months ended June 30,		Three months ended June 30,
	2007	2007	2008	2007	2008
	Audited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	37,476	18,816	21,846	8,593	11,381
Costs of revenues	(31,879)	(15,210)	(19,106)	(7,135)	(9,688)

Gross profit	5,597	3,606	2,740	1,458	1,693

Research and development expenses, net	(74)	(83)	0	(54)	0

Selling, general and administrative expenses	(5,683)	(2,837)	(3,591)	(1,411)	(1,798)

Operating profit (loss)	(160)	686	(851)	(7)	(105)

Financial expenses, net	(145)	(279)	(296)	(164)	(223)

Profit (loss) before other income, net	(305)	407	(1,147)	(171)	(328)

Other income, net	8	4	0	0	0

Profit (loss) before tax expenses	(297)	411	(1,147)	(171)	(328)

Income tax expenses	0	0	0	0	0

Profit (loss) after taxes on income	(297)	411	(1,147)	(171)	(328)

Minority interests	(4)	(16)	12	(0)	2

Net profit (loss) for the period	(301)	395	(1,135)	(171)	(326)

Basic net earnings (loss) per ordinary share	(0.05)	0.07	(0.17)	(0.03)	(0.05)

Diluted net earnings (loss) per ordinary share	(0.05)	0.06	(0.17)	(0.03)	(0.05)

Weighted average number of ordinary shares
used to compute basic net earnings (loss)
per ordinary share (in thousands)	6,247	5,876	6,610	6,128	6,610

Weighted average number of ordinary shares
used to compute diluted net earnings (loss)
per ordinary share (in thousands)	6,247	6,625	6,610	6,128	6,610

Eltek ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,	June 30,
	2007	2007	2008
	Audited	Unaudited	Unaudited

Assets

Current assets
Cash and cash equivalents	2,467	2,522	810
Receivables: Trade, net of provision for doubtful accounts	8,173	8,105	9,591
Other	742	281	131
Inventories	4,271	3,950	5,018
Prepaid expenses	204	215	298

Total current assets	15,857	15,073	15,848

Assets held for employees' severance benefits	1,319	1,178	1,491

Fixed assets, less accumulated depreciation	10,997	8,671	11,973

Goodwill	1,009	922	1,081

Total assets	29,182	25,844	30,393

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	4,623	3,435	6,237
Accounts payable: Trade	7,354	6,396	7,484
Other	3,147	3,151	3,925

Total current liabilities	15,124	12,982	17,646

Long-term liabilities
Long term debt, excluding current maturities	4,243	3,331	2,863
Employee severance benefits	1,388	1,211	1,621

Total liabilities	20,755	17,524	22,130

Minority interests	353	334	365

Shareholders' equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000
shares, issued and outstanding 6,609,807 as of March
31,2008, 5,624,011 as of March 31,2007 and 6,609,807
as of December 31, 2007	1,384	1,384	1,384
Additional paid-in capital	14,328	14,328	14,328
Cumulative translation adjustment related to change in reporting currency	2,412	1,609	3,523
Cumulative foreign currency translation adjustments	451	470	299
Capital reserve	695	695	695
Accumulated deficit	(11,196)	(10,500)	(12,331)

Total shareholders equity	8,074	7,986	7,898

Total liabilities and shareholders equity	29,182	25,844	30,393

Non-GAAP Earnings Reconcilliations

	Year ended December 31,	Six months ended June 30,		Three months ended June 30,
	2007	2007	2008	2007	2008
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net profit (loss)	(301)	395	(1,135)	(171)	(326)
Add back items:

Financial expenses, net	145	279	296	164	223
Depreciation	2,264	1,159	1,142	582	582

Adjusted EBITDA	2,108	1,833	304	575	479